UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42749

POMDOCTOR LIMITED

(Exact name of registrant as specified in its charter)

Yongxu Industrial Park No. 19-23 Hejing Road
Dongsha Street, Liwan District
Guangzhou 510000
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Receipt of Nasdaq Notifications Regarding Continued Listing Requirements

On October 28, 2026, POMDOCTOR LIMITED (the “Company”) received two letters (the “Letters”) from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) regarding deficiencies with respect to certain continued listing requirements of The Nasdaq Global Market.

The first Letter notified the Company that, based upon the Company’s MVLS for the 30 consecutive business days from September 16, 2026 through October 27, 2026, the Company no longer meets the requirement under Nasdaq Listing Rule 5450(b)(2)(A) to maintain market value of listed securities (“MVLS”) of at least $50 million (the “MVLS Requirement”). The Staff also noted that the Company does not meet the requirements under Nasdaq Listing Rule 5450(b)(3)(A).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(C), the Company has a compliance period of 180 calendar days, or until April 26, 2027, to regain compliance with the MVLS Requirement. If at any time during the compliance period the Company’s MVLS closes at $50 million or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

The second Letter notified the Company that, based upon the Company’s MVPHS for the 30 consecutive business days from September 16, 2026 through October 27, 2026, the Company no longer meets the requirement under Nasdaq Listing Rule 5450(b)(2&3)(C) to maintain a minimum market value of publicly held shares (“MVPHS”) of $15 million (the “MVPHS Requirement”).

Pursuant to Nasdaq Listing Rule 5810(c)(3)(D), the Company has a compliance period of 180 calendar days, or until April 26, 2027, to regain compliance with the MVPHS Requirement. If at any time during the compliance period the Company’s MVPHS closes at $15 million or more for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

If the Company does not regain compliance prior to the expiration of the applicable compliance period, the Company will receive written notification that its securities are subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel.

The Company intends to monitor its MVLS and MVPHS and evaluate available options to regain compliance with the applicable continued listing requirements within the compliance period.

There can be no assurance that the Company will regain compliance with the applicable Nasdaq continued listing requirements within the compliance period or otherwise maintain compliance with Nasdaq’s other continued listing requirements.

On November 2, 2026, the Company issued a press release regarding its receipt of the Letters. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
Name:	Zhenyang Shi
Title:	Chairman and Chief Executive Officer
Date:	November 2, 2026

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